Exhibit 99.1

MingZhu Logistics Signs Non-Binding Letter of Intent to Acquire Driverless Auto Technologies and Intellectual Property Portfolio Valued Between US$80 Million and US$90 Million

SHENZHEN, China, March 4, 2024 – MingZhu Logistics Holdings Limited (“MingZhu” or the “Company”) (NASDAQ: YGMZ), an elite provider of logistics and transportation services to businesses, today announced it has signed a non-binding letter of intent (the “LOI”) to acquire driverless auto technologies and intellectual property (“IP”) portfolio valued between US$80 million and US$90 million. The sellers are The Carbonomi Trust and CYF (BVI) Limited (the “Sellers”). The Company plans to conduct further due diligence on the IP portfolio and negotiate a definitive agreement. However, neither party is under any obligation to enter into or continue negotiations regarding a definitive agreement relating to the transaction.

The potential acquisition is part of Mingzhu’s previously announced strategic plan, under which the Company announced its intention to expand and diversify its transportation and logistics business as part of a long-term growth strategy. This includes working to accelerate growth through its organic operating businesses and through the addition of complementary businesses that it believes can be leveraged to further accelerate growth and increase overall operating efficiencies.

Upon completion of the contemplated acquisition, the Company is planning on further expanding its business focus to include 1) Generative AI Large Language Model (LLM) based copilot software for drivers and its operating platform,2) Artificial General Intelligence (AGI) based driverless technology and related operating platforms for off road closed scenarios, including mines, ports, agriculture, construction, forklifts, engineering equipment, robots and more. The development efforts for these technologies and execution of the go-to-market strategy is expected to be led by qualified project managers and engineers mainly from the UK, Japan and the U.S.

Mr. Jinlong Yang, Chairman and Chief Executive Officer of MingZhu, commented, “We are very excited about this potential acquisition. Given the significant revenue contribution from our core transportation and logistics businesses, we are always focused on expanding growth and increasing operating efficiencies for both MingZhu and our customers. Over the past few years, there has been a lot of interest, investment and development in driverless auto technologies. We have taken a conservative approach in deploying these systems across our logistics platform and fleets in order to allow time for the refinement and achievement of necessary safety and reliability benchmarks. The market has now reached a point in its development where we believe it is viable and it makes sense to move forward with our long-term deployment plans.”

Mr. Yang continued, “Based on our initial due diligence, we have a high level of confidence in the long-term potential for this portfolio of driverless auto technologies and we expect it to add considerable value to both MingZhu and our customers. We believe the acquisition of this technology and intellectual property portfolio will firmly position MingZhu for success and sustained growth in what has become a rapidly expanding, high-value global market in long term. Separately, we are excited to have the opportunity to gain control of this IP portfolio, which we believe represents the next stage of evolution for the logistics industry, in both urban and suburban settings.”

About MingZhu Logistics Holdings Limited (NASDAQ: YGMZ)

Established in 2002 and headquartered in Shenzhen, China, MingZhu Logistics Holdings Limited is a 4A-rated professional trucking service provider. Based on the Company’s regional logistics terminals in Guangdong Province and Xinjiang Autonomous Region, MingZhu Logistics Holdings offers tailored solutions to our clients to deliver their goods through our network density and broad geographic coverage across the country by a combination of self-owned fleets tractors and trailers and subcontractors’ fleets. For more information, please visit ir.szygmz.com.

Forward-Looking Statements

The statements in this press release regarding the Company’s future expectations, plans and prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding plans, goals, objectives, strategies, future events, expected performance, assumptions and any other statements of fact that have not occurred. Any statements that contain the words “may”, “will”, “want”, “should”, “believe”, “expect”, “anticipate”, “estimate”, “calculate” or similar statements that are not factual in nature are to be considered forward-looking statements. Actual results may differ materially from historical results or from those expressed in these forward-looking statements as a result of a variety of factors. These factors include, but are not limited to, the Company’s strategic objectives, the Company’s future plans, market demand and user acceptance of the Company’s products or services, technological advances, economic trends, the growth of the trucking services market in China, the Company’s reputation and brand, the impact of industry competition and bidding, relevant policies and regulations, fluctuations in China’s macroeconomic conditions, and the risks and assumptions disclosed in the Company’s reports provided to the CSRC (China Security Regulatory Commission). For these and other related reasons, we advise investors not to place any reliance on these forward-looking statements, and we urge investors to review the Company’s relevant SEC filings for additional factors that may affect the Company’s future results of operations. The Company undertakes no obligation to publicly revise these forward-looking statements subsequent to the filing of these documents as a result of changes in particular events or circumstances.

For further information, please contact:

MingZhu Logistics Holdings Limited Jingwei Zhang Email: company@szygmz.com Phone: +86 186-5937-1270	Investor Relations David Pasquale Global IR Partners Email: YGMZ@globalirpartners.com Phone: +1-914-337-8801